U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

    Strauch                           Mark                      P.
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   (Last)                            (First)              (Middle)

    c/o U.S. Energy Systems, Inc.
    One North Lexington Avenue
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                                    (Street)

    White Plains                       NY                  10601
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     5/11/01
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

      U.S. Energy Systems, Inc. (USEY)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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


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Common Stock                              562,780 (1)                I(1)              By AJG Financial Services, Inc. (1)
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Common Stock                                1,223                    D
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

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print of Type Responses)

                                                                          (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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


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Stock Option            5/11/01     5/10/11       Common Stock            40,000           $6.89             D
(Rigth to Buy)
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Series C                5/11/01      5/11/06      Common Stock           114,640           $6.00             I(1)          (1)
Warrants                                                                                                        By AJG
                                                                                                                Financial Services
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Series C                5/11/01                   Common Stock           101,270           $6.00             I(1)          (1)
Preferred Stock                                                                                                 By AJG
                                                                                                                Financial Services
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Series C Warrants       5/11/01     5/11/06       Common Stock               249           $6.00             D
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
Explanation of Responses:(1) Mr. Strauch is the Executive Vice President of AJG Financial Services and disclaims beneficial ownership of, and any pecuniary interest in, the securities reflected as owned by AJG Financial Services. The shares of common stock reflected in Table I and the Series C Preferred Stock reflected in Table II include the following securities held in escrow to, among other things, satisfy U.S. Energy's claims for indemnification: 117,012 and 116 shares of common stock owned indirectly by AJG Financial Services and directly by Mark P. Stauch, respectively, and 4,211 shares of Series C Preferred Stock (convertible into 21,055 shares of common stock) owned by AJG Financial Services. These tables do not reflect the indirect pecuniary interest in U.S. Energy securities which AJG Financial Services may have by virtue of its ownership of membership interests in Energy Systems Investors , LLC ("ESI") an entity which owns U.S. Energy securities. Neither the reporting person nor AJG Financial Services exercise control over ESI and the number of U.S. Energy securities in which AJG Financial Services may have an indirect pecuniary interest (as a result of its ownership of membership interests in ESI) is not currently determinable.



   /s/Mark P. Strauch                                          May 18, 2001
---------------------------------------------            -----------------------
      Mark P. Strauch                                               Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                            (Print of Type Responses)

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